SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2005

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






               RYANAIR REDUCES PLANNED EXPANSION AT MILAN BERGAMO
                  DUE TO CONTRACTUAL DISAGREEMENT WITH AIRPORT

Ryanair, Europe's No. 1 low fares airline, today (Friday, 14th January 2005) announced the cancellation of 3 frequencies across a number of its routes from Milan Bergamo, due to a contractual disagreement with the airport. The airline confirmed that it will not be expanding its base to a fifth aircraft as originally announced in November.

Announcing the reduction in planned services from Milan Bergamo, Ryanair's Deputy Chief Executive, Michael Cawley, said in Dublin:

        "When we announced our planned expansion from our Milan Bergamo base late last year the terms negotiated were clear - Ryanair would achieve further cost savings and an expansion of the term of its contract in return for a 60% increase in its presence at the airport and an increase in passenger numbers through the airport of over 1 million per annum. Unfortunately the airport feels that it cannot now honour one term of the agreement and regrettably we have decided to cancel part of our expansion which involves a reduction in frequency on three routes - Milan - London Stansted, Milan - Brussels Charleroi and Milan - Frankfurt Hahn with effect from 25th February 2005. All other services at Milan Bergamo will be unaffected by this decision. Passengers on the cancelled flights will be offered alternatives on the same route. "Ryanair will be announcing within the next week where this aircraft will now be positioned. All our growth and cost projections for fiscal 2005/2006 remain unaffected".

Ends.                               Friday, 14th January 2005

For further information

Peter Sherrard                      Pauline McAlester
Ryanair                             Murray Consultants
Tel. 353-1-8121212                  Tel. 353-1-4980300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 14 January 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director